Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
Fixed charges
Interest expense	$141	$148	$282	$297
Amortization of debt issuance costs and debt discount	10	11	20	22
Portion of rental expense representative of interest	20	19	40	39

Total fixed charges	$171	$178	$342	$358

Earnings
Income (loss) before income taxes	$(7)	$(19)	$(50)	$(104)

Fixed charges per above	171	178	342	358

Total earnings	$164	$159	$292	$254

Ratio of earnings to fixed charges	*	*	*	*
*	Earnings for the three months ended March 31, 2009 and 2010 and for the six months ended June 30, 2009 and 2010 were inadequate to cover fixed charges by $7 million, $19 million, $50 million and $104 million, respectively.